An Integrated Energy Company	Thomas J. Webb
Executive Vice President
and Chief Financial Officer
June 2, 2008
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405
Dear Mr. Thompson:
     We refer to our letter dated May 14, 2008 (“May 14, 2008 letter”) in which we responded to your comment letter of May 1, 2008 regarding our 2007 Form 10-K and are pleased to provide this Addendum to the May 14, 2008 letter, further addressing follow-up comment one in your letter dated May 1, 2008.
     We acknowledge that the adequacy and accuracy of the disclosure in CMS Energy Corporation’s Form 10-K are the responsibility of CMS Energy Corporation (“CMS” or “CMS Energy”). CMS Energy acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in its Form 10-K do not foreclose the Securities and Exchange Commission (the “Commission” or “SEC” ) from taking any action with respect to the filing. CMS Energy also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2007
Item 8. Financial Statements and Supplementary Data, page 40
CMS Energy Corporation Consolidated Financial Statements, page CMS-35
Note 4: Financing and Capitalization, page CMS-68
1Q.	We have reviewed your response to comment one in our letter dated April 8, 2008. Please provide us further support for your position that the dividend restrictions imposed by the Federal Power Act and Natural Gas Act do not require the inclusion of Schedule I of Rule 5-04 of Regulation S-X or the disclosure required by Rule 4-08(e)(3) of Regulation S-X. In your response, please cite any legal precedents that define whether a dividend is “excessive.” Based on our limited review of several final orders issued by the
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
June 2, 2008

FERC with respect to petitions for dividend declarations, it appears that dividends are generally not considered “excessive” as long as they are payable out of, and do not exceed retained earnings. Please address whether it is reasonable to assume that dividends in excess of retained earnings could be considered “excessive.” If so, it would appear that the net assets of your regulated subsidiaries in excess of retained earnings would be restricted assets as defined in Rule 4-08(e)(3) of Regulation S-X thus necessitating Schedule I. Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus please ensure your response comprehends the spirit upon which the Rule is based.

1A.	In addition to our response to this question provided to you on May 14, 2008, we offer this supplemental information. You have advised us that, in recent months, the Staff has engaged in discussions with various public utility holding companies regarding the desirability of including in such companies’ Form 10-K filings a copy of Schedule I of Rule 5.04 of Regulation S-X in order to enhance investor understanding of certain dividend restrictions that may be imposed on or that could otherwise affect such companies’ regulated subsidiaries. We support the efforts of the Staff to enhance the transparency of issuers’ disclosures in this regard, and, accordingly, we will, although not required, in future filings (1) expand our disclosure regarding potential dividend restrictions (as shown in the example disclosure below), and (2) provide a Schedule I as part of our Annual Form 10-K filing.

Example disclosure:

Footnote 4: Financings and Capitalization

Dividend Restrictions: Under provisions of our senior notes indenture, at December 31, 2007, payment of common stock dividends was limited to $363 million.

Under the provision of its articles of incorporation, at December 31, 2007, Consumers had $269 million of unrestricted retained earnings available to pay common stock dividends. Provisions of the Federal Power Act and the Natural Gas Act appear to restrict dividends to the amount of Consumers’ retained earnings. Several decisions from the FERC suggest that under a variety of circumstances common dividends from Consumers would not be limited to amounts in Consumers’ retained earnings. However, decisions in those circumstances would be based on specific facts and circumstances and would result only after a formal regulatory filing process. For the year ended December 31, 2007, CMS Energy received $251 million of common stock dividends from Consumers.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
June 2, 2008

     Should you have any questions or comments regarding this Addendum, please contact me at (517) 788-0351, or in my absence, Glenn P. Barba, Vice President, Controller and Chief Accounting Officer of CMS Energy at (517) 788-2100.

Respectfully,
/s/ Thomas J. Webb
Thomas J. Webb
Executive Vice President and Chief Financial Officer CMS Energy Corporation

cc: Mr. Adam Phippen
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com